UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 20, 2023, Akari Therapeutics, Plc (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain existing investors, pursuant to which the Company agreed to sell and issue in a private placement (the “Private Placement”) an aggregate of 547,270 American Depositary Shares (the “ADSs”) at $3.30 per ADS, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2 million. The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. The Private Placement is expected to close on or about September 22, 2023, subject to the satisfaction of customary closing conditions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Paulson Investment Company, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay the Placement Agent a cash fee equal to 8% of the aggregate purchase price for the ADSs sold in the Private Placement; provided, however, the cash fee will equal 4% with respect to ADSs sold to the officers and directors of the Company participating in the Private Placement. The Company agreed to pay the Placement Agent expense reimbursement of up to $50,000 and a non-accountable expense allowance of $10,000. The Placement Agent will also receive compensation warrants in an amount equal to 8% of the aggregate number of ADSs sold in the Private Placement; provided, however, the amount will decrease to 4% for any ADSs sold in the Private Placement to the officers and directors of the Company, at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the Private Placement) and a term expiring on September 22, 2028 (the “Placement Agent Warrants”).

Pursuant to the Purchase Agreement, the Company has agreed to prepare and file a registration statement on Form F-3 with the Securities and Exchange Commission no later than 30 days following the closing date to register the resale of the ADSs purchased pursuant to the Purchase Agreement and those issuable upon exercise of the Pre-Funded Warrants.

The securities to be issued to the purchasers under the Purchase Agreement were offered in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by the purchasers, including that each purchaser is an “accredited investor”, as defined in Rule 501(a) promulgated under the Securities Act.

The offer and sale of the securities pursuant to the Purchase Agreement have not been registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

The foregoing summaries of the terms of the Purchase Agreement, Pre-Funded Warrant and Placement Agent Warrant is subject to, and qualified in its entirety by such document attached hereto as Exhibit 10.1, 10.2 and 10.3, respectively, and is incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

On September 21, 2023, the Company issued a press release announcing it had entered into the Purchase Agreement and to announce the pricing of the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the Private Placement, the expected gross proceeds and the expected closing of the Private Placement. This Report states that the Private Placement is expected to close on or about September 22, 2023. In fact, the closing of the Private Placement is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Private Placement may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

Exhibit No.

10.1	Form of Securities Purchase Agreement dated as of September 20, 2023 between Akari Therapeutics, Plc and the investors listed therein.

10.2	Form of Pre-Funded Warrant.

10.3	Form of Placement Agent Warrant.

99.1	Press Release issued by Akari Therapeutics, Plc on September 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: September 21, 2023